Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-167807 August 8, 2011

Video - Why Gold Prices Are So High

In recent months, investors have flocked to gold, helping to drive up its price to record highs.

Some market watchers have attributed the gold rally merely to investors seeking a short-term inflation hedge or a perceived “safe-haven” investment in the face of a slowing global economy, ongoing global sovereign debt problems and Friday’s downgrade of US debt. Gold prices, however, have been on the rise for a decade and I believe there are a few key reasons why.

First, high gold prices can’t be blamed on fears of near-term inflation. While investors have historically paid a higher premium for gold when inflation expectations are high, inflation expectations have receded since a spring spike. In addition, the last decade has been characterized by low inflation in most developed countries.

But the rally in gold can be partly explained by longer-term inflation fears tied to deficit-related spending that would increase the money supply. When deficits are high, investors rationally worry about whether the government will ultimately deal with large deficits by creating a surge in the money supply. Today, this appears to be a growing concern among investors and as the US fiscal situation remains precarious, this may support gold prices, even in the absence of any near-term signs of inflationary pressures.

Rising gold prices are also explained by another sort of inflation — inflation as the erosion of the purchasing power of the dollar. Historically, the deterioration of the dollar has been a more important determinant of the performance of gold than traditional inflation. Gold tends to do best when the dollar’s value is eroding and we have seen a significant pullback in the value of the dollar versus other currencies over the past 2 1/2 years.

Part of the relationship between gold and the dollar is mechanical. As gold is valued in dollars, a declining dollar by definition will lead to higher gold prices. However, the relationship between gold and the dollar also reflects a second dynamic. In those periods when investors are uncomfortable with any fiat currency, including the dollar, gold is the natural beneficiary — and increasingly these days, so is the Swiss Franc.

Now onto the final reason behind gold’s rise. One of the key drivers of gold and other commodities is the level of real interest rates, which are the nominal rates minus the inflation rate (or more accurately, inflation expectations). Over the last decade, we’ve been in an environment where real rates have been at historically low levels. Low real rates mean the opportunity cost of owning gold is low.

In other words, when real rates are high, you can get a return from owning paper assets like stocks and bonds. And there’s an opportunity cost to holding a commodity like gold that produces no income. When rates are low, however, that opportunity cost is very low, another explanation for why commodities are doing well in today’s environment.

So ironically, if we continue to be in an environment where the Fed helps keep real interest rates low, we’re likely to see an environment that continues to be supportive of gold and other commodities.

Past performance does not guarantee future results.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc. iS-5167-0811